AIS

05008428

SUPPL

SEC MAIL PROCESSING RECEIVED 2005 WASH. D.C. SECTION

May 12, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 056/05**

  Subject: Report of Financial Covenants Compliance

  Date: May 12, 2005

  Attachment: Submission of the Reviewed Financial Statements for the First quarter of Year 2005 and Management's Discussion and Analysis for the First quarter of Year 2005.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
MAY 31 2005
THOMSON
FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
May 12, 2005

Ref: AIS-CP056/05

May 12, 2005

Subject : Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc. AIS063A, AIS06NA, AIS093A, AIS093B, AIS073A and AIS07OA, the Company is required to maintain its debt to equity ratio at not more than 2:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. The Company is, in addition, required to report a default on any debt obligation if there is any.

We would like to notify you that as at 31 March, 2005 the debt to equity ratio of the Company are as follows:

Debentures	Debt to Equity ratio	
	Conditions	Compliance
AIS063A	≤ 2:1	0.85
AIS06NA, AIS073A, AIS07OA, AIS093A, AIS093B	≤ 2:1	0.62

and we are in compliance with the conditions set forth in the Terms and Conditions of the above debentures.

In addition, in case that the Company pays dividend to the shareholders, the dividend payout ratio will not be more than 70%. Total dividend paid to the shareholders from 2004 operation was Baht 13,978 million or 69% of 2004 net profit which is in the set limit and the Company has fully complied with the conditions for dividend payment.

Summary Translation Letter
To the Stock Exchange of Thailand
May 12, 2005

Management's Discussion and Analysis

Overview

Net profit of 1Q05 rose 9.2% despite of a decline of revenue due mainly to lower SG&A

As at 1Q05, the Company and its subsidiaries (the Group) had the total of 15,516,900 mobile phone subscribers, comprising of 2,166,400 postpaid subscribers on GSM Advance and GSM 1800 and 13,350,500 prepaid subscribers on 1-2-Call!. The subscriber base grew 332,900 or 2.2% due mainly to an increase in 1-2-Call! subscribers.

The Group recorded the net profit of Baht 5,369 million for 1Q05, a 9.2% increase over previous quarter despite of a decline of Baht 699 million, or 2.9%, in total revenues. The profit increase was principally owing to lower marketing spending and lower administrative expense.

Operating Results

Table 1: Selected financial information

Amount in Million Baht

	1Q05	% Change QoQ	% Change YoY
Total Revenue	23,722	(2.9%)	(1.5%)
Total Cost	12,994	(5.5%)	0.3%
Gross Margin	10,729	0.5%	(3.5%)
SG&A	2,382	(16.6%)	(11.0%)
Net Profit	5,369	9.5%	6.7%
Diluted EPS (Baht)	1.82	9.6%	6.4%

Total Revenue

The Group generated total revenue of Baht 23,722 million in 1Q05, down 2.9% from that of 4Q04 and down 1.5% from that of 1Q04 resulting from the declination of both services revenue and sales revenue.

- Revenue from services and equipment rentals

Lower service revenue resulted from a decline of usage per subscriber

The mobile service revenue was a majority part of revenue from service and equipment rentals. In 1Q05, mobile service revenue was Baht 21,186 million, decreased by 1.6% from that of 4Q04 due mainly to the lower usage per subscriber of both GSM ADVANCE and 1-2-Call! service. When compared to 1Q04, service revenue increased by 1.7%.

- Revenue from sales

Lower sales volume resulted in lower sales revenue

Handset and accessory sales were major components in revenue from sales. In 1Q05, sales revenue were Baht 2,537 million, dropped by Baht 358 million or 12.4% from 4Q04 and dropped by Baht 706 million or 21.8% compared to 1Q04. The

Total Cost

Total cost was Baht 12,994 million in 1Q05, decreased by Baht 750 million or 5.5% from that of 4Q04 and slightly increased by 0.3% from that of 1Q04 as a result of:

- Cost of services and equipment rentals

Cost of services and equipment rentals were Baht 5,823 million in 1Q05, down 0.7% from 4Q04 mainly from lower network maintenance. When compared to 1Q04, it rose by 8.0%.

- Concession fee and excise tax

Concession fee and excise tax were Baht 4,950 million in 1Q05, slightly decreased from previous quarter but increased 0.5% by comparison with 1Q04.

The decline in concession fee and excise tax was in-line with the decrease in revenue from mobile services.

- Cost of Sales

Cost of sales was Baht 2,220 million, decreased by Baht 547 million or 19.8% from that of 4Q04 and decreased by Baht 416 million or 15.8% compared to 1Q04.

Selling and Administrative expenses

SG&A decreased mainly from a decrease in marketing spending and donation in 4Q04

Total selling and administrative expenses (SG&A) were Baht 2,382 million in 1Q05, accounted for 10.0% of total revenue. The SG&A decreased by Baht 475 million or 16.6% from that of 4Q04, and decreased by Baht 293 million or 10.9% from that of 1Q04. The change of SG&A was principally because a drop of marketing expense totaling of Baht 320 million from last quarter addition to the donation to Tsunami victims totaling Baht 120 million in 4Q04.

Income Tax

Higher Income tax from 4Q04 resulted from lower cost and SG&A

In 1Q05, corporate income tax was Baht 2,732 million up by Baht 232 million or 9.3% from that of 4Q04 resulting from the decrement in cost and SG&A. Compared to 1Q04, it decreased by Baht 300 million or down 9.9%.

Net Profit

As aforesaid, net profit in 1Q05 rose by 9.2% from that of 4Q04, and rose by 6.7% compared to 1Q04.

Financial Position

1. Asset

Total Asset increased by 5.7% from YE04 from an increase in cash and cash equivalent

At the end of this quarter, total assets were Baht 128,134 million, increased by Baht 6,966 million or 5.7% from YE04. As a percentage of total assets, current assets and non-current assets accounted for 21.2% and 78.8% respectively.

Table 2: Major assets component

	31 March 2005		31 December 2004	
	Million Baht	% of Total Assets	Million Baht	% of Total Assets
Current Assets	27,190	21.2%	19,118	15.8%
Plant, Property and Equipment, net	9702	7.6%	10,162	8.4%
Assets under concession agreements, net	75,473	58.9%	75,656	62.4%
Other non current assets	15,769	12.3%	16,230	13.4%

- Current Assets

As at March 2005, current assets considerably increased by Baht 8,072 million or up 42.2% from YE04. This was mainly from the significant increment of cash and cash equivalent from Baht 9,449 million as at YE04 to Baht 17,644 million, which was reserved for the payment of dividends in April 2005.

2. Liabilities

Total liabilities increased 17.2 % from YE04 resulted from dividend payable

Total liabilities were Baht 62,232 million at end of 1Q05, increased by Baht 9,152 million or 17.2% from YE04. This was due principally to dividend payable of Baht 7,653 million.

Table 3: Major liabilities component

	31 March 2005		31 December 2004	
	Million Baht	% of Total liabilities	Million Baht	% of Total liabilities
Other Current Liabilities	26,236	42.1%	16,423	31.0%
Concession right payable, accrued concession fee and excise tax[1]	7,888	12.7%	7,017	13.2%
Long-term borrowings and debentures, net[2]	27,995	45.0%	29,521	55.6%
Other non-current liabilities	113	0.2%	119	0.2%

[1] Concession right payable, Accrued Concession fee and Excise Tax including current-portion within 1 year and portion over 1 year.

[2] Long-term borrowings and debentures, net including current-portion within 1 year and portion over 1 year

- Other Current Liabilities

As at March 2005, the Group had an increase in other current liabilities excluding dividend payable Baht 2,160 million or up 13.1% from YE04; and corporate tax payable increased Baht 2,251 million.

- Concession right payable, accrued concession fee and excise tax

As at March 2005, the concession right payable, accrued concession fee and excise tax within 1 year presented Baht 7,888 million, up by Baht 871 million or 12.4%. Due to the schedule of annual concession fee payment in November of each year, so the balance of accrued concession fee as of YE04 was not as much as that of the second quarter and the third quarter of each year.

- Long-term borrowings and debentures, net

The Group showed net long-term borrowings and debentures of Baht 27,995 million, a decrease of Baht 1,526 million or 5.2% from YE04. During the three-month period ended March 2005, the Group made total repayment of Baht 1,500 million of long-term debentures. As at March 2005, the Group presented the current portion within 1 year of total long-term debentures and borrowings of Baht 4,042 million and the portion over 1 year of that amounting of Baht 23,953 million.

3. Shareholders' Equities

Total Equities rose by 3.2% from YE04 resulted from net income

As at March 2005, the Group had total equity of Baht 65,902 million, declined by Baht 2,185 million or 3.2% from YE04; as a result of the net income in 1Q05 Baht 5,369 million. The Company declared the second payment of dividends at 2.60 baht per share totaling Baht 7,653 million addition to an interim dividend payment on 9 September 2004 at the rate of 2.15 baht per share. As a result, The total of dividend payment from the net operating result of YE04. was 4.75 baht per share.

During the 1Q05, by the regulation of SEC, the Company took a capital reserve for treasury stock of Baht 83 million apart from unappropriated retained earnings. In addition, the additional issued and fully paid-up share capital as at end of 1Q05 increases subject to an exercise of ESOP totaling 0.96 million shares. The Company presents advanced receipt of Baht 50 million.

A subsidiary recognized a fair value reserved of available for sale – securities of Baht 12 million as unrealized gain in Shareholder's Equity.

4. Liquidity

For the period of 1Q05, the Group's consolidated net cash flow increased by Baht 8,250 million principally resulting from net cash inflow from operating activities of Baht 13,434 million. A part of the increment of cash flow was invested in short-term investment to earn more interest than saving in commercial bank. Net cash outflow from investing activities was Baht 3,731 million rising from Baht 2,804 million, compared to the same period of prior year. This was mainly from network expansion investment. In addition, net cash outflow from financing activities was Baht 1,453 million from the repayment of long-term debentures amounting Baht 1,500 million.

Overview

Net profit of 1Q05 rose 9.2% despite of a decline of revenue due mainly to lower SG&A

As at 1Q05, the Company and its subsidiaries (the Group) had the total of 15,516,900 mobile phone subscribers, comprising of 2,166,400 postpaid subscribers on GSM Advance and GSM 1800 and 13,350,500 prepaid subscribers on 1-2-Call!. The subscriber base grew 332,900 or 2.2% due mainly to an increase in 1-2-Call! subscribers.

The Group recorded the net profit of Baht 5,369 million for 1Q05, a 9.2% increase over previous quarter despite of a decline of Baht 699 million, or 2.9%, in total revenues. The profit increase was principally owing to lower marketing spending and lower administrative expense.

Operating Results

Table 1: Selected financial information

Amount in Million Baht

	1Q05	% Change QoQ	% Change YoY
Total Revenue	23,722	(2.9%)	(1.5%)
Total Cost	12,994	(5.5%)	0.3%
Gross Margin	10,729	0.5%	(3.5%)
SG&A	2,382	(16.6%)	(11.0%)
Net Profit	5,369	9.5%	6.7%
Diluted EPS (Baht)	1.82	9.6%	6.4%

Total Revenue

The Group generated total revenue of Baht 23,722 million in 1Q05, down 2.9% from that of 4Q04 and down 1.5% from that of 1Q04 resulting from the declination of both services revenue and sales revenue.

- Revenue from services and equipment rentals

Lower service revenue resulted from a decline of usage per subscriber

The mobile service revenue was a majority part of revenue from service and equipment rentals. In 1Q05, mobile service revenue was Baht 21,186 million, decreased by 1.6% from that of 4Q04 due mainly to the lower usage per subscriber of both GSM ADVANCE and 1-2-Call! service. When compared to 1Q04, service revenue increased by 1.7%.

- Revenue from sales

Lower sales volume resulted in lower sales revenue

Handset and accessory sales were major components in revenue from sales. In 1Q05, sales revenue were Baht 2,537 million, dropped by Baht 358 million or 12.4% from 4Q04 and dropped by Baht 706 million or 21.8% compared to 1Q04. The decrease in handset sales came from lower sales volume.

Total Cost

Total cost was Baht 12,994 million in 1Q05, decreased by Baht 750 million or 5.5% from that of 4Q04 and slightly increased by 0.3% from that of 1Q04 as a result of:

- Cost of services and equipment rentals

Cost of services and equipment rentals were Baht 5,823 million in 1Q05, down 0.7% from 4Q04 mainly from lower network maintenance. When compared to 1Q04, it rose by 8.0%.

- Concession fee and excise tax

Concession fee and excise tax were Baht 4,950 million in 1Q05, slightly decreased from previous quarter but increased 0.5% by comparison with 1Q04.

The decline in concession fee and excise tax was in-line with the decrease in revenue from mobile services.

- Cost of Sales

Cost of sales was Baht 2,220 million, decreased by Baht 547 million or 19.8% from that of 4Q04 and decreased by Baht 416 million or 15.8% compared to 1Q04.

Selling and Administrative expenses

SG&A decreased mainly from a decrease in marketing spending and donation in 4Q04

Total selling and administrative expenses (SG&A) were Baht 2,382 million in 1Q05, accounted for 10.0% of total revenue. The SG&A decreased by Baht 475 million or 16.6% from that of 4Q04, and decreased by Baht 293 million or 10.9% from that of 1Q04. The change of SG&A was principally because a drop of marketing expense totaling of Baht 320 million from last quarter addition to the donation to Tsunami victims totaling Baht 120 million in 4Q04.

Income Tax

Higher Income tax from 4Q04 resulted from lower cost and SG&A

In 1Q05, corporate income tax was Baht 2,732 million up by Baht 232 million or 9.3% from that of 4Q04 resulting from the decrement in cost and SG&A. Compared to 1Q04, it decreased by Baht 300 million or down 9.9%.

Net Profit

As aforesaid, net profit in 1Q05 rose by 9.2% from that of 4Q04, and rose by 6.7% compared to 1Q04.

Financial Position

1. Asset

Total Asset increased by 5.7% from YE04 from an increase in cash and cash equivalent

At the end of this quarter, total assets were Baht 128,134 million, increased by Baht 6,966 million or 5.7% from YE04. As a percentage of total assets, current assets and non-current assets accounted for 21.2% and 78.8% respectively.

Table 2: Major assets component

	31 March 2005		31 December 2004	
	Million Baht	% of Total Assets	Million Baht	% of Total Assets
Current Assets	27,190	21.2%	19,118	15.8%
Plant, Property and Equipment, net	9702	7.6%	10,162	8.4%
Assets under concession agreements, net	75,473	58.9%	75,656	62.4%
Other non current assets	15,769	12.3%	16,230	13.4%

- Current Assets

As at March 2005, current assets considerably increased by Baht 8,072 million or up 42.2% from YE04. This was mainly from the significant increment of cash and cash equivalent from Baht 9,449 million as at YE04 to Baht 17,644 million, which was reserved for the payment of dividends in April 2005.

2. Liabilities

Total liabilities increased 17.2 % from YE04 resulted from dividend payable

Total liabilities were Baht 62,232 million at end of 1Q05, increased by Baht 9,152 million or 17.2% from YE04. This was due principally to dividend payable of Baht 7,653 million.

Table 3: Major liabilities component

	31 March 2005		31 December 2004	
	Million Baht	% of Total liabilities	Million Baht	% of Total liabilities
Other Current Liabilities	26,236	42.1%	16,423	31.0%
Concession right payable, accrued concession fee and excise tax[1]	7,888	12.7%	7,017	13.2%
Long-term borrowings and debentures, net[2]	27,995	45.0%	29,521	55.6%
Other non-current liabilities	113	0.2%	119	0.2%

[1] Concession right payable, Accrued Concession fee and Excise Tax including current-portion within 1 year and portion over 1 year.

[2] Long-term borrowings and debentures, net including current-portion within 1 year and portion over 1 year

- Other Current Liabilities

As at March 2005, the Group had an increase in other current liabilities excluding dividend payable Baht 2,160 million or up 13.1% from YE04; and corporate tax payable increased Baht 2,251 million.

- Concession right payable, accrued concession fee and excise tax

As at March 2005, the concession right payable, accrued concession fee and excise tax within 1 year presented Baht 7,888 million, up by Baht 871 million or 12.4%. Due to the schedule of annual concession fee payment in November of each year, so the balance of accrued concession fee as of YE04 was not as much as that of the second quarter and the third quarter of each year.

- Long-term borrowings and debentures, net

The Group showed net long-term borrowings and debentures of Baht 27,995 million, a decrease of Baht 1,526 million or 5.2% from YE04. During the three-month period ended March 2005, the Group made total repayment of Baht 1,500 million of long-term debentures. As at March 2005, the Group presented the current portion within 1 year of total long-term debentures and borrowings of Baht 4,042 million and the portion over 1 year of that amounting of Baht 23,953 million.

3. Shareholders' Equities

Total Equities rose by 3.2% from YE04 resulted from net income

As at March 2005, the Group had total equity of Baht 65,902 million, declined by Baht 2,185 million or 3.2% from YE04; as a result of the net income in 1Q05 Baht 5,369 million. The Company declared the second payment of dividends at 2.60 baht per share totaling Baht 7,653 million addition to an interim dividend payment on 9 September 2004 at the rate of 2.15 baht per share. As a result, The total of dividend payment from the net operating result of YE04. was 4.75 baht per share.

During the 1Q05, by the regulation of SEC, the Company took a capital reserve for treasury stock of Baht 83 million apart from unappropriated retained earnings. In addition, the additional issued and fully paid-up share capital as at end of 1Q05 increases subject to an exercise of ESOP totaling 0.96 million shares. The Company presents advanced receipt of Baht 50 million.

A subsidiary recognized a fair value reserved of available for sale – securities of Baht 12 million as unrealized gain in Shareholder's Equity.

4. Liquidity

For the period of 1Q05, the Group's consolidated net cash flow increased by Baht 8,250 million principally resulting from net cash inflow from operating activities of Baht 13,434 million. A part of the increment of cash flow was invested in short-term investment to earn more interest than saving in commercial bank. Net cash outflow from investing activities was Baht 3,731 million rising from Baht 2,804 million, compared to the same period of prior year. This was mainly from network expansion investment. In addition, net cash outflow from financing activities was Baht 1,453 million from the repayment of long-term debentures amounting Baht 1,500 million.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

31 MARCH 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2005 and the related consolidated and Company statements of income, changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2005 and 2004 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public company Limited. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2004 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 17 February 2005. The consolidated and company balance sheets as at 31 December 2004, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
12 May 2005

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 March 2005 and 31 December 2004

		Consolidated		Company	
		Unaudited 31 March 2005	Audited 31 December 2004	Unaudited 31 March 2005	Audited 31 December 2004
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		17,703,940	9,449,330	5,461,733	1,535,118
Short-term investments		272,397	186,208	-	-
Trade accounts receivable, net	6	5,607,702	5,761,004	5,746,119	6,041,577
Amounts due from related parties	16	1,509	445	28,007	25,607
Inventories, net		1,051,299	1,037,199	-	-
Spare part inventories for mobile phone network maintenance, net		256,380	244,998	238,455	221,788
Advances to suppliers		46,679	56,965	46,679	56,965
Other current assets	7	2,250,237	2,381,737	2,116,762	2,265,313
Total Current Assets		27,190,143	19,117,886	13,637,755	10,146,368
Non-Current Assets					
Investments in subsidiaries, net	8	-	-	29,175,781	27,938,774
Property, plant and equipment, net	9	9,701,981	10,161,944	9,449,859	9,904,614
Other assets					
Computer software, net	9	1,403,525	1,456,115	1,403,525	1,456,115
Assets under concession agreements, net	9	75,473,142	75,657,773	66,595,862	66,359,237
Concession rights, net	9	3,847,045	3,960,750	-	-
Goodwill, net	9	9,879,125	10,170,851	-	-
Other assets, net	9	638,854	642,281	524,611	523,693
Total Non-Current Assets		100,943,672	102,049,714	107,149,638	106,182,433
Total Assets		128,133,815	121,167,600	120,787,393	116,328,801

CHM-WA

PRD-SHIN

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 28 are an integral part of these interim consolidated and company financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 March 2005 and 31 December 2004

	Notes	Consolidated Unaudited 31 March 2005 Baht'000	Consolidated Audited 31 December 2004 Baht'000	Company Unaudited 31 March 2005 Baht'000	Company Audited 31 December 2004 Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Trade accounts payable	10	5,086,848	4,790,179	4,532,955	4,318,775
Amounts due to and short-term loans from related parties	16	546,485	419,121	640,293	3,001,486
Current portion of long-term borrowings	11	65,570	97,475	65,401	97,147
Current portion of long-term debentures, net	11	3,976,667	3,975,850	3,976,667	3,975,850
Forward and swap contracts payable, net		10,118	-	10,118	-
Concession right payable	13	4,660,597	4,621,462	-	-
Accrued concession fee and excise tax		3,227,321	2,395,994	2,905,024	2,121,309
Dividend payable	5	7,653,392	-	7,653,392	-
Other current liabilities	12	12,938,988	11,213,210	11,924,565	10,036,957
Total Current Liabilities		38,165,986	27,513,291	31,708,415	23,551,524
Non-Current Liabilities					
Unearned income		99,739	105,960	-	-
Long-term borrowings	11	25,231	26,004	24,493	25,223
Long-term debentures, net	11	23,927,420	25,422,126	23,927,420	25,422,126
Deposits from customers		13,263	13,051	-	-
Total Non-Current Liabilities		24,065,653	25,567,141	23,951,913	25,447,349
Total Liabilities		62,231,639	53,080,432	55,660,328	48,998,873
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid-up share capital	14	2,946,152	2,945,188	2,946,152	2,945,188
Premium on share capital	14	20,512,019	20,470,525	20,512,019	20,470,525
Treasury stock		(83,130)	(83,130)	(83,130)	(83,130)
Advanced receipts for share subscription	14	50,197	11,051	50,197	11,051
Retained earnings					
Appropriated - Legal reserve		500,000	500,000	500,000	500,000
Appropriated - Capital reserve for treasury stock		83,130	-	83,130	-
Unappropriated		41,115,657	43,483,254	41,115,657	43,483,254
Total Parent's Shareholders' Equity		65,124,025	67,326,888	65,124,025	67,326,888
Fair value reserve of available-for-sale securities		12,073	14,268	-	-
Unrealised gain from dilution of investment		3,040	3,040	3,040	3,040
Minority interests		763,038	742,972	-	-
Total Shareholders' Equity, net		65,902,176	68,087,168	65,127,065	67,329,928
Total Liabilities and Shareholders' Equity		128,133,815	121,167,600	120,787,393	116,328,801

Advanced Info Service Public Company Limited

Statements of Income

For the three-month periods ended 31 March 2005 and 2004

	Notes	Consolidated		Company	
		Unaudited 31 March 2005 Baht'000	Unaudited 31 March 2004 Baht'000	Unaudited 31 March 2005 Baht'000	Unaudited 31 March 2004 Baht'000
Revenues					
Revenues from services and equipment rentals		21,185,750	20,834,249	19,494,647	19,222,177
Sales		2,536,647	3,243,440	-	-
Total revenues		23,722,397	24,077,689	19,494,647	19,222,177
Cost					
Cost of services and equipment rentals		5,823,653	5,392,315	6,019,884	5,258,879
Concession fee and excise tax		4,949,638	4,926,459	4,562,522	4,576,551
Cost of sales		2,220,301	2,636,320	-	-
Total cost		12,993,592	12,955,094	10,582,406	9,835,430
Gross profit		10,728,805	11,122,595	8,912,241	9,386,747
Selling and administrative expenses		2,381,868	2,674,619	2,146,672	2,266,373
Profit from sales, services and equipment rentals		8,346,937	8,447,976	6,765,569	7,120,374
Other operating income		164,207	213,057	142,391	199,904
Net gain (loss) on exchange rate		14,901	(865)	14,427	(4,217)
Directors' remuneration		(1,587)	(1,535)	(1,587)	(1,535)
Operating results		8,524,458	8,658,633	6,920,800	7,314,526
Share of net profit of investments - equity method	8	-	-	1,026,757	758,544
Profit before interest and tax		8,524,458	8,658,633	7,947,557	8,073,070
Interest expense		(403,864)	(580,628)	(371,394)	(486,780)
Income tax		(2,731,603)	(3,031,240)	(2,207,238)	(2,556,280)
Profit before minorities		5,388,991	5,046,765	5,368,925	5,030,010
Profit attributable to minorities, net		20,066	16,755	-	-
Net profit for the period		5,368,925	5,030,010	5,368,925	5,030,010
Basic earnings per share (Baht)	4				
Net profit for the period		1.82	1.71	1.82	1.71
Diluted earnings per share (Baht)	4				
Net profit for the period		1.82	1.71	1.82	1.71

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

ced Info Service Public Company Limited
ents of Changes in Shareholders' Equity (Unaudited)
three-month periods ended 31 March 2005 and 2004

	Consolidated (Baht '000)									
	Issued and paid up share capital	Premium on share capital	Treasury Stock	Advanced receipt for share subscription	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Fair Value reserve	Unrealized gain from dilution of investment	Minority interests	Total
g balance 2005	2,945,188	20,470,525	(83,130)	11,051	500,000	-	43,483,254	14,268	3,040	742,972	68,087,168
fit for the period	-	-	-	-	-	-	5,368,925	-	-	-	5,368,925
d (Note 5)	-	-	-	-	-	-	(7,653,392)	-	-	-	(7,653,392)
r of advanced receipts to onal shares (Note 14)	253	10,798	-	(11,051)	-	-	-	-	-	-	-
nal shares (Note 14)	711	30,696	-	-	-	-	-	-	-	-	31,407
ed receipt for share iption (Note 14, 18)	-	-	-	50,197	-	-	-	-	-	-	50,197
ue reserve of available-for-sale ies	-	-	-	-	-	-	-	(2,195)	-	-	(2,195)
reserve for treasury stock	-	-	-	-	-	83,130	(83,130)	-	-	-	-
tributable to minorities	-	-	-	-	-	-		-	-	20,066	20,066
g balance 31 March 2005	2,946,152	20,512,019	(83,130)	50,197	500,000	83,130	41,115,657	12,073	3,040	763,038	65,902,176
g balance 2004	2,938,525	20,169,275	(83,130)	25,526	500,000	-	35,720,063	-	-	355,945	59,626,204
fit for the period	-	-	-	-	-	-	5,030,010	-	-	-	5,030,010
r of advanced receipts to onal shares	535	24,991	-	(25,526)	-	-	-	-	-	-	-
nal shares	1,726	80,698	-	-	-	-	-	-	-	-	82,424
tributable to minorities	-	-	-	-	-	-	-	-	-	16,755	16,755
balance 31 March 2004	2,940,786	20,274,964	(83,130)	-	500,000	-	40,750,073	-	-	372,700	64,755,393

ompanying notes on pages 9 to 28 are an integral part of these interim consolidated and company financial statements.

ed Info Service Public Company Limited
nts of Changes in Shareholders' Equity (Unaudited) (continued)
three-month periods ended 31 March 2005 and 2004

	Company (Baht '000)								
	Issued and paid up share capital	Premium on share capital	Treasury Stock	Advanced receipt for share subscription	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Unrealized gain from dilution of investment	Total
g balance 2005	2,945,188	20,470,525	(83,130)	11,051	500,000	-	43,483,254	3,040	67,329,928
it for the period	-	-	-	-	-	-	5,368,925	-	5,368,925
d paid (Note 5)	-	-	-	-	-	-	(7,653,392)	-	(7,653,392)
of advanced receipts to onal shares (Note 14)	253	10,798	-	(11,051)	-	-	-	-	-
ıal shares (Note 14)	711	30,696	-	-	-	-	-	-	31,407
ed receipt for share ption (Note 14, 18)	-	-	-	50,197	-	-	-	-	50,197
reserve for treasury stock	-	-	-	-	-	83,130	(83,130)	-	-
balance 31 March 2005	2,946,152	20,512,019	(83,130)	50,197	500,000	83,130	41,115,657	3,040	65,127,065
g balance 2004	2,938,525	20,169,275	(83,130)	25,526	500,000	-	35,720,063	-	59,270,259
it for the period	-	-	-	-	-	-	5,030,010	-	5,030,010
of advanced receipts to onal shares	535	24,991	-	(25,526)	-	-	-	-	-
ıal shares	1,726	80,698	-	-	-	-	-	-	82,424
balance 31 March 2004	2,940,786	20,274,964	(83,130)	-	500,000	-	40,750,073	-	64,382,693

npanying notes on pages 9 to 28 are an integral part of these interim consolidated and company financial statements.

Advanced Info Service Public Company Limited

Statements of Cash Flows

For the three-month periods ended 31 March 2005 and 2004

		Consolidated		Company	
		Unaudited 31 March 2005	Unaudited 31 March 2004	Unaudited 31 March 2005	Unaudited 31 March 2004
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities	15	13,434,484	12,721,814	11,644,565	10,940,028
Cash flows from investing activities:					
Net changes in short-term investments		(88,385)	11,590	-	-
Net changes in advances to suppliers		10,285	49,811	10,285	108,227
Proceeds from disposals of property and equipment		6,042	10,544	5,929	605
Cash invested in long-term investments in a subsidiary	8	-	-	(210,000)	-
Purchase of property, plant, equipment and computer software		(847,199)	(619,836)	(814,683)	(612,006)
Purchase of assets under concession agreements		(2,812,220)	(2,255,744)	(2,761,300)	(2,102,565)
Net cash payments for investing activities		(3,731,477)	(2,803,635)	(3,769,769)	(2,605,739)
Cash flows from financing activities:					
Repayments of short-term loans from a subsidiary		-	-	(2,500,000)	(500,000)
Repayments of long-term debentures	11	(1,500,000)	(1,500,000)	(1,500,000)	(1,500,000)
Finance lease principal payment	11	(34,954)	(39,351)	(34,738)	(32,844)
Proceeds from additional share capital		711	1,726	711	1,726
Proceeds from share premium		30,696	80,698	30,696	80,698
Advanced receipts for share subscription	14	50,197	-	50,197	-
Net cash payments for financing activities		(1,453,350)	(1,456,927)	(3,953,134)	(1,950,420)
Net increase in cash and cash equivalents		8,249,657	8,461,252	3,921,662	6,383,869
Opening balance		9,449,330	8,636,841	1,535,118	1,479,409
Unrealised gain on exchange rate of cash and cash equivalents		4,953	972	4,953	972
Closing balance		17,703,940	17,099,065	5,461,733	7,864,250

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the three-month periods ended 31 March 2005 and 2004 comprise:

	Consolidated		Company	
	Unaudited 31 March 2005 Million Baht	Unaudited 31 March 2004 Million Baht	Unaudited 31 March 2005 Million Baht	Unaudited 31 March 2004 Million Baht
Cash and deposits at financial institutions	2,343	1,935	1,007	1,076
Short-term investments with maturities of three months or less	15,361	15,164	4,455	6,788
Total cash and cash equivalents	17,704	17,099	5,462	7,864

Interest paid, income tax paid and non-cash investing activities

Interest paid, income tax paid and non-cash investing activities for the three-month periods ended 31 March 2005 and 2004 comprise:

	Consolidated		Company	
	Unaudited 31 March 2005 Million Baht	Unaudited 31 March 2004 Million Baht	Unaudited 31 March 2005 Million Baht	Unaudited 31 March 2004 Million Baht
Interest paid and income tax paid				
Interest paid	465	571	465	546
Income tax paid	479	411	424	371
Non-cash investing activities				
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	2,111	1,250	2,030	1,040

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 28 are an integral part of these interim consolidated and company financial

1 Basis of preparation

These interim consolidated and Company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, "Interim Financial Reporting" and additional notes are presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2004 annual financial statements.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

2 Segment information

Financial information by business segment for the three-month periods ended 31 March 2005 and 2004 are as follows:

	Consolidated (Million Baht)							
	For the three-month periods ended 31 March							
	Mobile phone and call center services		Mobile phone sales		Datanet services		Group	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues:								
Revenues from services and equipment rentals	21,034	20,704	27	25	125	106	21,186	20,835
Sales	-	-	2,535	3,241	1	2	2,536	3,243
Total revenues	21,034	20,704	2,562	3,266	126	108	23,722	24,078
Operating expenses:								
Cost of sales, services and equipment rentals	(10,694)	(10,242)	(2,228)	(2,650)	(72)	(63)	(12,994)	(12,955)
Selling and administrative expenses	(2,281)	(2,548)	(63)	(97)	(38)	(30)	(2,382)	(2,675)
Operating profit	8,059	7,914	271	519	16	15	8,346	8,448

3 Operating profit

The following items have been charged to the operating profit during the interim period :

	Consolidated		Company	
	31 March 2005 Million Baht	31 March 2004 Million Baht	31 March 2005 Million Baht	31 March 2004 Million Baht
Depreciation on property and equipment (Note 9)	1,205	1,041	1,185	1,021
Amortisation of intangible assets (Note 9)				
- Computer software	123	112	123	112
- Assets under concession agreements	3,055	2,871	2,553	2,380
- Concession rights	114	114	-	-
- Positive goodwill	292	292	-	-
- Deferred charges	37	22	33	15
Loss on obsolete spare parts for mobile phone network maintenance, net	44	71	39	78
Doubtful accounts and bad debts	142	271	139	247
Staff costs	698	602	519	472
Marketing expenses	584	841	545	746
Number of staff (persons)	5,077	4,767	3,705	3,406

4 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of paid-up ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of warrants is considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month periods ended 31 March 2005 and 2004.

	Consolidated		Company	
	31 March 2005	31 March 2004	31 March 2005	31 March 2004
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	5,369	5,030	5,369	5,030
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,943	2,937	2,943	2,937
Basic earnings per share (Baht)	1.82	1.71	1.82	1.71
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	8	8	8	8
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,951	2,945	2,951	2,945

5 Dividend

At the Annual General shareholders' Meeting on 30 March 2005, it was approved to declare a dividend for 2,943.61 million shares of Baht 2.60 each, totaling Baht 7,653.39 million. Dividends of Baht 7,653.36 million were paid to the shareholders on 11 April 2005. The remaining amount of Baht 0.03 million pertained to shareholders that were not entitled to receive the dividend and thus the Company will not pay such amount.

6 Trade accounts receivable, net

	Consolidated		Company	
	31 March 2005 Million Baht	31 December 2004 Million Baht	31 March 2005 Million Baht	31 December 2004 Million Baht
Trade accounts receivable:				
Third parties	3,867	4,052	2,367	2,304
Related parties (Note 16)	168	130	1,886	2,251
Accrued income	2,402	2,539	2,232	2,316
Total trade accounts receivable	6,437	6,721	6,485	6,871
Less allowance for doubtful accounts of third parties	(829)	(960)	(739)	(829)
Total trade accounts receivable, net	5,608	5,761	5,746	6,042

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	31 March 2005 Million Baht	31 December 2004 Million Baht	31 March 2005 Million Baht	31 December 2004 Million Baht
Current - 3 months	5,855	6,143	4,267	4,267
Overdue 3 - 6 months	276	281	221	250
Overdue 6 - 12 months	84	124	67	67
Overdue over 12 months	54	43	44	36
Total	6,269	6,591	4,599	4,620
Less allowance for doubtful accounts of third parties	(829)	(960)	(739)	(829)
Total trade accounts receivable - third parties, net	5,440	5,631	3,860	3,791

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to this factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

7 Other current assets

	Consolidated		Company	
	31 March 2005 Million Baht	31 December 2004 Million Baht	31 March 2005 Million Baht	31 December 2004 Million Baht
Other receivables	147	467	147	460
Prepaid expenses	1,844	1,720	1,789	1,671
Others	259	195	181	134

8 Investments in subsidiaries, net

Movements in investment in subsidiaries for the three-month periods ended 31 March 2005 comprise:

	Company
	31 March 2005
	Million Baht
Transactions during the three-month period ended 31 March 2005	
Opening net book value	27,939
Acquisition of a new subsidiary	210
Share of net profit of investments - equity method	1,027
Closing net book value	29,176

During the three-month period ended 31 March 2005, the Company invested in Advanced MPay Company Limited ("AMP") of 21 million ordinary shares with a par value of Baht 10 per share, totaling Baht 210 million. Total shares invested represent 99.99 % ownership in AMP.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Investments in subsidiaries, net (continued)

Company - 31 March 2005 / 31 December 2004

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)		Unrealised gain from dilution of investment (Million baht)	
							31 March 2005	31 December 2004	31 March 2005	31 December 2004	31 March 2005	31 December 2004	31 March 2005	31 December 2004
Mobile from Advance Co., Ltd.	Currently ceased operations.	Thailand	Shareholder	240.00	99.99	600.00	8,561.46	8,561.18	283.87	283.59	-	(117.60)	-	-
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	957.52	51.00	597.82	(75.66)	(75.28)	525.20	525.58	-	-	3.04	3.04
Datanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1.00	49.00	8.00	16.66	16.41	24.66	24.40	-	-	-	-
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272.00	99.99	810.96	(428.99)	(505.02)	381.97	305.94	-	-	-	-
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, ,cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,621.86	98.55	23,300.00	4,449.35	3,498.69	27,749.35	26,798.69	-	-	-	-
Data Line Thai Co., Ltd.	Service provider of Internet	Thailand	Shareholder	15.00	65.00	2.41	(1.93)	(1.84)	0.48	0.57	-	-	-	-
Bridge Mobile Alliance Co., Ltd.	Currently not in operation	Thailand	Shareholder	0.25	99.99	0.25	-	-	0.25	-	-	-	-	-
Advanced MPay Co., Ltd.	Electronic payment service.	Thailand	Shareholder	210.00	99.99	210.00	-	-	210.00	-	-	-	-	-
	Investments in subsidiaries, net					25,529.44	12,520.89	11,494.14	29,175.78	27,938.77	-	(117.60)	3.04	3.04

9 Capital expenditure and commitments

	Consolidated (Million Baht)					
	Property and equipment	Computer software	Assets under concession agreement	Concession rights	Goodwill and other assets	Total
Transactions during the three -month period ended 31 March 2005						
Opening net book value	10,162	1,456	75,658	3,961	10,813	102,050
Additions	747	71	2,870	-	35	3,723
Disposals, net	(2)	-	-	-	(1)	(3)
Depreciation / amortisation charges	(1,205)	(123)	(3,055)	(114)	(329)	(4,826)
Closing net book value	9,702	1,404	75,473	3,847	10,518	100,944
At 31 March 2005						
Cost	22,909	2,708	137,318	6,993	15,453	185,381
Less accumulated depreciation / amortisation	(13,207)	(1,304)	(57,875)	(3,146)	(4,935)	(80,467)
allowance for asset impairment	-	-	(3,970)	-	-	(3,970)
Net book value	9,702	1,404	75,473	3,847	10,518	100,944

Additions include Baht 2.26 million (2004: Baht 7.33 million) assets leased under finance leases (where the Group is the lessee).

	Company (Million Baht)				
	Property and equipment	Computer software	Assets under concession agreement	Other assets	Total
Transactions during the three -month period ended 31 March 2005					
Opening net book value	9,904	1,456	66,359	523	78,242
Additions	733	71	2,790	35	3,629
Disposals net	(2)	-	-	(1)	(3)
Depreciation / amortisation charges	(1,185)	(123)	(2,553)	(33)	(3,894)
Closing net book value	9,450	1,404	66,596	524	77,974
At 31 March 2005					
Cost	22,126	2,708	121,611	720	147,165
Less accumulated depreciation / amortisation	(12,676)	(1,304)	(51,045)	(196)	(65,221)
allowance for asset impairment	-	-	(3,970)	-	(3,970)
Net book value	9,450	1,404	66,596	524	77,974

Additions include Baht 2.26 million (2004: Baht 7.33 million) assets leased under finance leases (where the Company is the lessee).

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

9 Capital expenditure and commitments (continued)

Capital expenditure commitments with third parties

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated	
	31 March 2005 Currency Million	31 December 2004 Currency Million
Assets under concession agreements		
Thai Baht	3,617	4,106
US Dollars	155	112
Japanese Yen	2,051	1,829
Euro	5	6
Pound Sterling	13	-
Property and equipment		
Thai Baht	224	116
US Dollars	24	23
Service maintenance agreements		
Thai Baht	1,018	1,007
US Dollars	12	8
Japanese Yen	117	117

	Company	
	31 March 2005 Currency Million	31 December 2004 Currency Million
Assets under concession agreements		
Thai Baht	3,504	3,984
US Dollars	148	99
Japanese Yen	2,051	1,829
Euro	5	6
Pound Sterling	13	-
Property and equipment		
Thai Baht	217	116
US Dollars	24	23
Service maintenance agreements		
Thai Baht	1,011	1,007
US Dollars	12	8
Japanese Yen	117	117

As at 31 March 2005, the Group has commitments under letters of credit with overseas suppliers amounting to approximately Baht 66.73 million (31 December 2004: Baht 82.56 million) on a consolidated basis and Baht Nil million (31 December 2004: Nil) on a company basis.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

9 Capital expenditure and commitments (continued)

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 6 years with options to renew. At 31 March 2005, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	592	516
- within 2 to 5 years	601	550
- over 5 years	1	1

10 Trade accounts payable

	Consolidated		Company	
	31 March 2005 Million Baht	31 December 2004 Million Baht	31 March 2005 Million Baht	31 December 2004 Million Baht
Trade accounts payable:				
Third parties	4,983	4,732	4,071	3,554
Related parties (Note 16)	104	58	462	765
Total trade accounts payable	5,087	4,790	4,533	4,319

11 Borrowings

	Consolidated		Company	
	31 March 2005 Million Baht	31 December 2004 Million Baht	31 March 2005 Million Baht	31 December 2004 Million Baht
Current	4,042	4,073	4,042	4,073
Non-current	23,953	25,448	23,952	25,447
Total borrowings	27,995	29,521	27,994	29,520

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the three-month period ended March 2005		
Opening net book value	29,521	29,520
Additions - lease liabilities (Note 9)	3	3
Repayments	(1,535)	(1,535)
Amortisation of bond issuing cost	6	6
Closing net book value	27,995	27,994

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

11 Borrowings (continued)

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures (gross of issued costs) as at 31 March 2005 are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures	27,950	28,746	27,950	28,746

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date.

12 Other current liabilities

	Consolidated		Company	
	31 March 2005 Million Baht	31 December 2004 Million Baht	31 March 2005 Million Baht	31 December 2004 Million Baht
Income tax payable	6,665	4,414	4,979	3,195
Unearned income	4,547	4,669	5,587	5,164
Accrued bonus	116	433	104	387
Accrued interest expense	150	250	150	250
Value added tax payable, net	378	286	342	220
Other payables	548	400	408	319
Other current liabilities	535	761	354	502
Total other current liabilities	12,939	11,213	11,924	10,037

13 Concession right payable

Digital Phone Company Limited ("DPC"), a subsidiary, acquired its concession under an assignment agreement from Total Access Communication Public Company Limited ("TAC."). Under the assignment agreement, DPC has outstanding amounts due to TAC. As set out in the financial statements for the year ended 31 December 2004, DPC is in arbitration with TAC with respect to principal and interest outstanding. On 30 June 2003 and 28 October 2003, TAC submitted the case to the Arbitration Institute for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the agreement totaling USD 35.5 million and called for payment with an additional interest charge on the overdue payment at 9.50% per annum, as punitive damages, until the payment is made. These principal and interest (excluding interest on overdue amounts) are included in the total concession payable of Baht 4,661 million (31 December 2004: Baht 4,621 million). DPC has engaged legal advisors and submitted its case to the Arbitration Institute for settlement. The arbitration process is not completed in this period. According to the agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession payable and interest according to the agreement (using effective interest rate method) but have not provided accrued interest charge for overdue payment. DPC's management believes that settlement of this arbitration should not have a material adverse effect on the financial statements.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

14 Share capital and premium

	Number of shares Million shares	Ordinary shares Million Baht	Share premium Million Baht	Total Million Baht
For the three-month period ended 31 March 2005				
Issued and paid-up share capital				
Opening balance	2,945	2,945	20,471	23,416
Issue of shares	1	1	41	42
Closing balance	2,946	2,946	20,512	23,458

During the three-month period ended 31 March 2005, the Company registered the increase in share capital with the Ministry of Commerce for 0.96 million ordinary shares from the exercise of 0.95 million warrants, 0.25 million warrant of which were exercised in December 2004. The capital increase results in an increase in paid-up share capital and share premium of Baht 0.96 million and Baht 41.49 million, respectively.

As at 31 March 2005, the total authorised number of ordinary shares is 2,946.15 million shares (31 December 2004: 2,945.19 million shares) with a par value of Baht 1 per share (31 December 2004: Baht 1 per share). All issued shares are fully paid.

Warrants granted to directors and employees

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the three-month period ended 31 March 2005			
31 December 2004	1.84	19.27	21.11
Exercised	(0.10)	(1.65)	(1.75)
31 March 2005	1.74	17.62	19.36

Warrants grant IV

At the Annual General Meeting of the Company's shareholders held on 30 March 2005, the shareholders passed a resolution to approve additional warrants of 9.79 million units at Baht nil per unit, or equivalent to 0.33% of the Company's total paid-up share capital (before dilution) to be issued and offered in 2005. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is Baht 106.66 per unit, which is the weighted average closing price for 30 days prior to 30 March 2005. 1.39 million units and 8.40 million units were approved to be given to the Company's directors and employees/advisors, respectively.

Fourth adjustment to exercise price and exercise ratio of warrant grant I, grant II and grant III

At the Board of Directors' meeting held on 17 February 2005, the Board passed a resolution to approve the fourth adjustment of exercise price of warrants grant I, grant II and grant III from Baht 47.15 per unit to Baht 46.78 per unit , from Baht 42.63 per unit to Baht 42.30 per unit and from Baht 91.35 per unit to Baht 90.64 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1.01751 to 1:1.02549 for both grant I and grant II and from 1:1.00484 to 1:1.01272 for grant III . The new exercise price and exercise ratio were effective from 7 March 2005 onwards.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

14 Share capital and premium (continued)

Warrants granted to directors and employees (continued)

Grant date	27/03/2002 (Grant I)	30/05/2003 (Grant II)	31/05/2004 (Grant III)
Warrants (Million units)	14.00	8.47	9.00
Exercise price per unit	48.00	43.38	91.79
Exercise ratio	1:1	1:1	1:1
First adjustment to exercise price per unit and ratio (effective from 20 August 2003 onwards)			
- Price	47.73	43.14	-
- Ratio	1:1.00559	1:1.00559	-
Second adjustment to exercise price per unit and ratio (effective from 31 March 2004 onwards)			
- Price	47.40	42.84	-
- Ratio	1:1.01261	1:1.01261	-
Third adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)			
- Price	47.15	42.63	91.35
- Ratio	1:1.01751	1:1.01751	1:1.00484
Fourth adjustment to exercise price per unit and ratio (effective from 7 March 2005 onwards)			
- Price	46.78	42.30	90.64
- Ratio	1:1.02549	1:1.02549	1:1.01272

Exercised warrants

During the three-month period ended 31 March 2005, 0.10 million units and 1.65 million units were exercised by the Company's directors and employees, respectively. The exercises of 0.70 million warrants during the period, and 0.25 million warrants exercised in December 2004, increased paid-up shares share capital and premium on share capital by Baht 0.96 million and Baht 41.49 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 1.05 million units or 1.08 million shares on 5 April 2005. The Company received advanced payment from shareholders for the 1.08 million shares in the amount of Baht 50.20 million in the three-month period ended 31 March 2005 (Note 18).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

15 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the three-month periods ended 31 March 2005 and 2004 :

		Consolidated		Company	
	Notes	31 March 2005 Million Baht	31 March 2004 Million Baht	31 March 2005 Million Baht	31 March 2004 Million Baht
Cash flows from operating activities:					
Net profit for the period		5,369	5,030	5,369	5,030
Adjusted by:					
Depreciation	9	1,205	1,041	1,185	1,021
Amortisation of computer software	9	123	112	123	112
Amortisation of assets under concession agreements	9	3,055	2,871	2,553	2,380
Amortisation of concession right	9	114	114	-	-
Amortisation of goodwill	9	292	292	-	-
Amortisation of deferred charges	9	37	22	33	15
Amortisation of forward and swap premium (discount)		3	(2)	3	-
Amortisation of bond issuing cost		6	8	6	8
Loss on write-off obsolete spare parts for mobile phone network maintenance		44	71	39	78
Loss on write-off of deferred charge		1	-	1	-
Doubtful accounts and bad debts		142	271	139	247
Reversal on obsolete inventories and diminution in value of finished goods		(28)	(5)	-	-
Gain on disposals of fixed assets		(4)	(1)	(4)	-
Unrealised loss on change in fair value of investments		-	26	-	-
Unrealised gain (loss) on foreign exchange rate		12	(20)	10	(4)
Realised gain on foreign exchange rate for loans		-	(1)	-	-
Realised unearned income		(6)	-	-	-
Share of net profit in subsidiaries		-	-	(1,027)	(759)
Share of net profit from subsidiaries to minority interests		20	17	-	-
Net profit before changes in operating assets and liabilities		10,385	9,846	8,430	8,128
Changes in operating assets and liabilities					
- Trade accounts receivable		16	(478)	161	(2,333)
- Amounts due from related parties		(1)	(1)	(2)	13
- Inventories		14	(617)	-	-
- Spare part inventories for mobile network maintenance		(55)	5	(55)	8
- Forward and swap contracts receivable		-	(12)	-	-
- Other current assets		129	(252)	145	(180)
- Other assets		(35)	(23)	(35)	(20)
- Trade accounts payable		250	655	183	530
- Amounts due to related parties		127	103	139	100
- Forward and swap contracts payable		8	-	8	-
- Concession right payable, accrued concession fee and excise tax		870	1,226	784	1,209
- Deposits from customers		(3)	(2)	(1)	-
- Other current liabilities		1,729	2,272	1,888	3,485
Cash flows from operating activities		13,434	12,722	11,645	10,940

16 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 42.89% (at 31 December 2004: 42.90%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 19.28% (at 31 December 2004: 19.28%) of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies in which the Shinawatra family is the principal shareholders or directors are recognised as related party transactions to the Company.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated on arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees which are included in consulting and management service fees are charged on a percentage of transaction amount. The Group uses external appraisers to evaluate property rental rates in the case that market rate is not available.

The Group has transactions with related parties for the three-month periods ended 31 March 2005 and 2004 as follows:

a) Sales of goods and services

	Consolidated		Company	
For the three-month periods ended	31 March 2005 Million Baht	31 March 2004 Million Baht	31 March 2005 Million Baht	31 March 2004 Million Baht
Service income				
Subsidiaries	-	-	79	89
Shin Corporation and its related parties	27	24	8	6
Related parties of SingTel Strategic Investments Pte Ltd.	142	46	142	46
Total service income	169	70	229	141
Other income				
Subsidiary	-	-	32	22
Shin Corporation and its related parties	6	1	4	-
Total Other income	6	1	36	22
Sales of prepaid cards				
Subsidiary	-	-	12,559	12,801

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 Related party transactions (continued)

b) Purchases of services

	Consolidated		Company	
For the three-month periods ended	31 March 2005 Million Baht	31 March 2004 Million Baht	31 March 2005 Million Baht	31 March 2004 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	1,251	797
Shin Corporation and its related parties	244	190	228	175
Related parties of SingTel Strategic Investments Pte Ltd.	65	9	65	9
Total rental and other service expenses	309	199	1,544	981
Advertising expense - net*				
Related parties of Shin Corporation	108	182	103	168
(Advertising expense - gross**				
- Consolidated 2005: 418 Million Baht				
2004: 659 Million Baht				
- Company 2005: 406 Million Baht				
2004: 628 Million Baht				
Total advertising expense - net*	108	182	103	168

*Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

**Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense gross in the statement of income.

	Consolidated		Company	
For the three-month periods ended	31 March 2005 Million Baht	31 March 2004 Million Baht	31 March 2005 Million Baht	31 March 2004 Million Baht
Promotion expense				
Subsidiaries	-	-	13	16
Total promotion expense	-	-	13	16
Consulting and management fees				
Shin Corporation and its related parties	52	63	51	61
Total consulting and management fees	52	63	51	61
Interest expense				
Subsidiary	-	-	7	1
Directors of related parties	1	1	1	1
Total interest expense	1	1	8	2

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 Related party transactions (continued)

c) Purchases of property, equipment, computer software, and cost of mobile phone network

For the three-month periods ended	Consolidated 31 March 2005 Million Baht	Consolidated 31 March 2004 Million Baht	Company 31 March 2005 Million Baht	Company 31 March 2004 Million Baht
Related parties of Shin Corporation	-	1	-	1
	-	1	-	1

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties

	Consolidated 31 March 2005 Million Baht	Consolidated 31 December 2004 Million Baht	Company 31 March 2005 Million Baht	Company 31 December 2004 Million Baht
Short-term investments				
Shin Corporation	172	175	-	-
Trade accounts receivable				
Subsidiaries	-	-	1,729	2,133
Shin Corporation and its related parties	17	17	6	5
Related parties of SingTel Strategic Investments Pte Ltd.	151	113	151	113
Total trade accounts receivable	168	130	1,886	2,251
Amounts due from related parties				
Subsidiaries	-	-	28	26
Shin Corporation and its related parties	2	-	-	-
Total amounts due from related parties	2	-	28	26
Trade accounts payable				
Subsidiaries	-	-	365	711
Shin Corporation and its related parties	59	33	52	29
Related parties of SingTel Strategic Investments Pte Ltd.	45	25	45	25
Total trade accounts payable	104	58	462	765
Amounts due to related parties				
Subsidiaries	-	-	114	99
Shin Corporation and its related parties	544	413	523	396
Related party of SingTel Strategic Investments Pte., Ltd.	3	6	3	6
Total amounts due to related parties	547	419	640	501
Short-term loans from a related party				
Subsidiary	-	-	-	2,500

As at 31 December 2004, short-term loans from a subsidiary represent promissory notes with maturity of less than one year, bearing interest at the rate of 3.25% per annum. The loans were fully repaid during the three-month period ended 31 March 2005.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 Related party transactions (continued)

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties (continued)

	Consolidated		Company	
	31 March 2005 Million Baht	31 December 2004 Million Baht	31 March 2005 Million Baht	31 December 2004 Million Baht
Long-term debentures				
Major shareholder of Shin Corporation	10	10	10	10
Directors of the Company and its related parties	37	37	37	37
Total long-term debentures	47	47	47	47

e) **Commitments with related parties**

The Group has entered into lease and related service agreements for periods ranging from 1 month to 11 years with options to renew. At 31 March 2005, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	530	515
- within 2 to 5 years	508	497
- over 5 years	279	279

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 5.56 million per month (at 31 December 2004: Baht 5.60 million per month).

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 15.15 million per month, and plus the rate per event as prescribed in the agreements (at 31 December 2004: Baht 16.71 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 2.03 million per month (at 31 December 2004: Baht 1.72 million per month).

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 Related party transactions (continued)

f) Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	27/03/2002 (Grant I)	30/05/2003 (Grant II)	31/05/2004 (Grant III)
Warrants (Million units)	18.34	15.59	8.82
Exercise price per unit	17.80	13.67	36.41
Exercise ratio	1:1	1:1	1:1
First adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)			
- Price	17.70	13.60	36.21
- Ratio	1:1.00540	1:1.00540	1:1.00540
Second adjustment to exercise price per unit and ratio (effective from 8 March 2005 onwards)			
- Price	17.57	13.49	35.93
- Ratio	1:1.01327	1:1.01327	1:1.01327

Movement in the number of SHIN's warrants are as follows:

	Million units
For the three-month period ended 31 March 2005	
Opening balance	30.98
Exercised	(1.00)
Closing balance	29.98

During the three-month period ended 31 March 2005, the Company's directors exercised 1.00 million units of warrants to acquire 1.01 million ordinary shares of SHIN.

8.8

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 Related party transactions (continued)

g) Special reward program

Advanced Datanetwork Communication Company Limited, a subsidiary, has granted the rights to receive special reward program to the director of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 3 years after the grant date. Calculation of special reward program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. Details of special reward program are as follows:

Project no.	Grant date	No. of rights (Million units)	Maximum budget not exceeding (Million Baht)
1	30 April 2002	3.41	3.88
2	2 May 2003	1.62	2.04
3	30 April 2004	0.81	2.34

Movement in the number of rights to receive special reward is as follows:

	Million units
For the three-month period ended 31 March 2005	
Beginning balance	3.03
Granted	-
Exercised	-
Closing balance	3.03

17 Contingencies

At 31 March 2005, the Group has commitments with local banks relating to letters of guarantee issued by banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 1,511.25 million (at 31 December 2004: Baht 1,484.44 million) on a consolidated basis and Baht 1,163.32 million (at 31 December 2004: Baht 1,129.84 million) on a Company basis.

In 2002, the Company sold its investment in Curtain Property Co., Ltd., a subsidiary, (formerly "Advanced Paging Co., Ltd.") the Company is obligated under the sale agreement to:

- have full responsibility for 2 years after the date of this agreement, 16 September 2002, for any and all debts and liabilities suffered, sustained or incurred by the subsidiary which are outstanding at and incurred prior to the date of this agreement including without limitation (except all debts as specified in the agreement at the amount of Baht 20.43 million);
- indemnify the Purchasers of the subsidiary against all loss and damages sustained by the Purchaser arising from non-performance or default of any kind by the subsidiary under the Concession agreement;
- within three years from the date of the agreement, indemnify the Purchasers from and against and thus will pay to the Purchasers the amounts of any taxation, relevant cost and penalty of the subsidiary occurred prior and up to the date of the agreement.

To date no claims have been received from the purchaser under the terms of this indemnity.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

18 Post balance sheet events

Warrants granted to directors and employees - exercised

As mentioned in Note 14, during the three-month period ended 31 March 2005, the Company's warrants of 0.99 million units and 0.06 million units were exercised at Baht 46.78 each and Baht 42.30 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 5 April 2005.

In April 2005, a total of 0.12 million units, being 0.10 million units and 0.02 million units of the Company's warrants were exercised at Baht 46.78 each and Baht 42.30 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 4 May 2005.

As a result of these two transactions, the total issued and paid up share capital and premium on share capital of the Company will increase from Baht 2,946.15 million to Baht 2,947.35 million, and from Baht 20,512.02 million to Baht 20,566.53 million, respectively.

Change in the name of a subsidiary/ Increase in share capital of the subsidiary

On 26 April 2005, Bridge Mobile Alliance Company Limited, a subsidiary, registered the change in the subsidiary's name with the Ministry of Commerce, from Bridge Mobile Alliance Company Limited to Advanced Magic Card Company Limited.

On 26 April 2005, Advanced Magic Card Company Limited, a subsidiary, registered the increase in the share capital from Baht 1 million (100,000 shares of Baht 10 each) to Baht 250 million (25 million shares of Baht 10 each) with the Ministry of Commerce. The purpose of the capital increase is to operate E-Cash Card business. Advanced Info Service Public Company Limited still owns 99.99% of the subsidiary after the increase in share capital. The Company paid for the share capital increase on 3 May 2005.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED